UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 4, 2010

Commission File Number:  001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated November 3, 2010 announcing Turkcell’s Third Quarter 2010 results.

PRESS RELEASE

Third Quarter 2010 Results

TURKCELL ILETISIM HIZMETLERI A.S.
THIRD QUARTER 2010 RESULTS

“Business remains on Track with
Improved Operational Profitability”

Istanbul, Turkey, November 3, 2010 – Turkcell (NYSE:TKC, ISE:TCELL), the leading communications and technology company, today announced results for the third quarter ended September 30, 2010.  All financial results in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in Turkish liras and dollars unless otherwise stated.

Please note that all financial data is consolidated and comprises Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only. The terms "we", "us", and "our" in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

Third Quarter 2010 Results

Highlights of the quarter

•	Group revenue decreased by 1.7% compared to the same period of 2009 to TRY2,327.4 million (TRY2,368.0 million) mainly due to the decrease in interconnection rates and maximum price cap in Turkey.

•	However, Group revenue in the third quarter benefited from an increased contribution from:

a.	Mobile internet and service revenues, up by 27.6% to TRY425.3 million (TRY333.3 million);
b.	Consolidated group subsidiaries, particularly Superonline in Turkey which increased revenues by 32.3% to TRY91.0 million (TRY68.8 million);
c.	An increase in our postpaid subscriber base in Turkey (29.2% of the total subscriber base, up from 25.3% a year ago), as well as increasing usage and ARPU.

•	Group EBITDA* increased by 6.1% to TRY863.6 million (TRY813.7 million), while the EBITDA margin improved to 37.1% (34.4%). This resulted from:

a.	Improved costs at Turkcell Turkey with declining interconnect expenses as a percentage of revenues mainly due to MTR declines coupled with lower transmission, roaming, selling and marketing expenses;
b.	Astelit’s commitment to its turnaround strategy and effective cost control initiatives resulted in an increase in EBITDA margin to 25.3% from 7.9% in the same period of last year;
c.	Superonline’s EBITDA margin increased from 6.6% to 12.3%.

•	Group net income increased by 12.0% year-on-year to TRY556.3 million (TRY496.8 million).

*EBITDA is a non-GAAP financial measure. See page 14-15 for the reconciliation of EBITDA to net cash from operating activities.
**In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for September 30, 2010 refer to the same item as at September 30, 2009. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2010 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).

**Please note that the Information and Communication Technologies Authority in Turkey is referred to as “the Telecommunications Authority” herein.

Third Quarter 2010 Results

Comments from the CEO, Sureyya Ciliv

“We have recorded strong results in the third quarter of 2010 whereas we continued our investments and sustained customer loyalty with advantageous tariffs: Turkcell Group recorded TRY2,327 million in revenues, an EBITDA margin of 37.1% and TRY556 million in net income.

Even in the face of global contraction in 2010 and 2009, we continued to invest for the benefit of our business, Turkey’s economy and social welfare by bringing new technologies. In addition to establishing a strong 3G network and fiber infrastructure, we further strengthened our existing 2G network, built up our business model on mobile broadband and total telecom solutions, and prepared for the future.

As a result of our investments, we upgraded our infrastructure quality and coverage above world standards.  We achieved significant growth in voice and mobile internet usage by offering our customers advantageous tariffs.

In this period when the recent reductions in mobile termination rates and maximum price cap had negative impact on our revenues, we offered much more affordable prices for our customers and increased usage. We improved our operational efficiency with a focus on cost control initiatives and due to higher contribution from our subsidiaries.

In a new period, marked by an increasing share of smartphones in our market and an expanding 3G network, we are very excited that we will continue to grow our business model through our mobile services and applications tailored for our customers’ needs.  We will provide better opportunities to our customers by capitalizing on our strong brandname as the market leader.

I would like to thank all of our customers, employees, business partners, and shareholders for their continued support during this period.”

OVERVIEW OF THE QUARTER IN TURKEY

The macroeconomic recovery in Turkey continued with a GDP growth of 11.0% in the first half of 2010 while consumer confidence index hit 90.41 as of September 2010, compared to 81.92 a year ago. On the back of improved macroeconomic conditions and declining trend in multiple SIM Card usage, the mobile line penetration remained flat at 85% based on our estimates and we expect similar levels to prevail by the year end.

During the quarter, all the mobile operators in Turkey continued to focus on postpaid subscription with lower priced voice packages.  In the prepaid segment we have seen focus on youth segment and increase in usage incentives. Even though, we have seen some signs for a more rationale competitive environment compared to last year, the intensive competition in the market in the first half of the year, continued into the third quarter particularly with segmented offers as well as 3G offers and terminals.

Third Quarter 2010 Results

During the quarter, we continued to focus on growing our post-paid subscriber base and on maintaining our strong operational performance in the Turkish mobile market. For the remainder of the year, we will continue to focus on growing the share of postpaid in total subscriber base.

We continued to differentiate ourselves with our unique mobile services and applications.  We have seen growing interest in our cutting-edge applications such as mobile payment, mobile signature, mobile education, telemetry applications and e-government applications.  Recently, our application “Gezenzi.com”, Turkey’s first location-based social sharing platform website, became one of the first services in the world to use “Messenger Connect” following our cooperation with Microsoft.

In the first year following the launch of 3G in Turkey, we built on our highest quality 3G network.  As we believe that smartphones increases mobile internet usage, thus revenues, we incentivized mobile internet usage with terminal bundled offers. Currently, on our network there are approximately 1.6 million smartphones which is significantly ahead of our expectations of approximately 1 million for 2010.

In the third quarter of 2010, mobile internet revenues increased by 83.7%, constituting 28.3% of all mobile internet and service revenues in Turkey, up from 19.7% compared to a year ago. Consequently, Turkcell Turkey’s share of mobile internet and service revenues increased by 4.9 percentage points to 20.5% (15.6%).  The share of our consolidated mobile internet and service revenues increased by 4.4 percentage points to 19.5% (15.1%).

Overview of the Macroeconomic Environment

The foreign exchange rates which have been used in our financial reporting and certain macroeconomic indicators are set forth below.

	Q309	Q210	Q310	y/y % chg		q/q % chg
TRY / $ rate
Closing Rate	1.4820	1.5747	1.4512	(2.1%)		(7.8%)
Average Rate	1.4910	1.5266	1.5109	1.3%		(1.0%)
Macroeconomic indicators
Consumer Price Index	0.3%	(0.3%)	1.1%	0.8	pp	1.4	pp
GDP Growth	(2.7%)	10.3%	n/a	n/a		n/a
UAH/$
Closing Rate	8.0100	7.9070	7.9135	(1.2%)		0.1%
Average Rate	7.8357	7.9223	7.8965	0.8%		(0.3%)

Third Quarter 2010 Results

Financial and Operational Review of the Third Quarter 2010

The following discussion focuses principally on the developments and trends in our business in the third quarter of 2010. Selected financial information for the third quarter of 2009, second quarter of 2010 and third quarter of 2010 is also included at the end of this press release.

For your convenience, selected financial information in TRY prepared in line with the Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)	Q309	Q210	Q310	y/y % chg		q/q % chg

Total Revenue	2,368.0	2,241.2	2,327.4	(1.7%)		3.8%
Direct cost of revenues*	(1,246.9)	(1,220.6)	(1,272.5)	2.1%		4.3%
Depreciation and amortization	(224.2)	(277.7)	(308.6)	37.6%		11.1%

Gross Margin	47.3%	45.5%	45.3%	(2.0	pp)	(0.2	pp)
Administrative expenses	(100.8)	(137.6)	(120.6)	19.6%		(12.4%)
Selling and marketing expenses	(430.9)	(436.3)	(379.3)	(12.0%)		(13.1%)
EBITDA1	813.7	724.4	863.6	6.1%		19.2%
EBITDA Margin	34.4%	32.3%	37.1%	2.7	pp	4.8	pp
Net financial income / (expense)	(1.8)	38.2	72.1	n/m		88.7%
Financial expense	(103.0)	(68.1)	(29.7)	(71.2%)		(56.4%)
Financial income	101.2	106.3	101.8	0.6%		(4.2%)
Share of profit of associates	40.5	45.1	52.6	29.9%		16.6%
Income tax expense	(139.9)	(113.6)	(138.6)	(0.9%)		22.0%
Net Income	496.8	422.3	556.3	12.0%		31.7%
(*): including depreciation and amortization expenses.

Revenue: In Q3 2010, Turkcell’s consolidated revenues declined by 1.7% compared to Q3 2009 to TRY2,327.4 million (TRY2,368.0 million).  This was mainly due to the decline in mobile voice revenues in Turkey as a result of MTR decreasing by 52% and the maximum price cap by 38%.  This was partially offset by:
•	An increase in mobile internet and service revenues by 27.6% to TRY425.3 million (TRY333.3 million);
•	An increased contribution from subsidiaries, particularly Superonline which increased revenues by 32.3% to TRY91.0 million (TRY68.8 million).

Third Quarter 2010 Results

Turkcell Turkey’s interconnect revenues declined by 43.2% to TRY141.4 million from TRY249.1 million in Q3 2009 mainly due to a decrease in mobile termination rates.
•	Turkcell Turkey’s interconnect revenues accounted for 6.8% of Turkcell Turkey’s total revenues, decreasing by 4.8 percentage points from 11.6% in Q3 2009;
•	Turkcell Group’s interconnect revenues share in consolidated group revenues decreased by 4.4 percentage points to 8.3% (12.7%).

Compared to the previous quarter, Turkcell Group revenue grew by 3.8% mainly due to:
•	Larger postpaid subscriber base in Turkey resulting in higher mobile voice revenues;
•	The positive impact of seasonally higher usage on mobile voice revenues;
•	Higher mobile internet and services revenues, which increased by 9.6% compared to Q2 2010.

Direct cost of revenues: Direct cost of revenues including depreciation and amortization increased by 2.1% to TRY1,272.5 million (TRY1,246.9 million) in Q3 2010.
Direct cost as a percentage of total revenues increased to 54.7% from 52.7% in Q3 2009.  This mainly arose from:
•	An increase in depreciation and amortization expenses (up 3.8 percentage points), network-related expenses (up 0.3 percentage points), and other items (up 0.5 percentage points);
•	Which were partially offset by lower interconnect costs (down 2.6 percentage points).

The increase in depreciation and amortization expenses as a percentage of total revenues by 3.8 percentage points was mainly due to the TRY24.1 million (TRY13.4 million) write-offs registered this quarter for obsolete equipments owned by Turkcell and our group companies, and depreciation impact on asset retirement obligation.

Quarter on quarter, direct cost as a percentage of total revenues increased by 0.2 percentage points mainly as a result of:
•	Increases in depreciation and amortization (up by 0.9 percentage points), interconnection costs (up by 0.3 percentage points), and Treasury share expenses (up by 0.3 percentage points);
•
Which were partially offset by the decreases in roaming expenses (down by 0.6 percentage points), network-related expenses (down by 0.4 percentage points), and other items (down by 0.3 percentage points).

In Q3 2010, Turkcell Turkey’s interconnect costs declined by 21.0% to TRY162.1 million (TRY205.3 million) year-on-year due to the decrease in mobile termination rates. Consequently, Turkcell Turkey’s interconnect costs as a percentage of revenues decreased by 1.8 percentage points to 7.8% (9.6%). On the other hand, Turkcell Group’s interconnect costs declined by 26.0% to TRY185.4 million (TRY250.7 million) year-on-year, while its share of consolidated group revenues decreased by 2.6 percentage points to 8.0% (10.6%) compared to Q3 2009.

Third Quarter 2010 Results

Administrative expenses: General and administrative expenses as a percentage of revenue increased by 0.9 percentage points to 5.2% year-on-year, mainly due to higher bad debt expenses which increased due to the change in calculation methodology of bad debt provisions starting from the Q2 2010.

Compared to Q2 2010, general and administrative expenses as a percentage of revenues decreased by 1.0 percentage points, mainly due to bad debt expenses being 0.8 percentage points lower due to the fact that the change in calculation methodology had a one-time impact on the provision set aside in Q2 2010.

Selling and marketing expenses: In Q3 2010, selling and marketing expenses as a percentage of consolidated revenues decreased by 1.9 percentage points compared to the same period of previous year.  This was mainly due to:
•
Lower marketing expenses (down by 0.8 percentage points), selling expenses (down by 1.7 percentage points) and declining frequency usage fee (down by 0.3 percentage points) along with declining prepaid subscriber base.

Quarter on quarter, selling and marketing expenses as a percentage of revenue decreased by 3.2 percentage points mainly due to lower communication activities as well as selling expenses.

EBITDA1:  EBITDA increased by 6.1% compared to Q3 2009 to TRY863.6 million (TRY813.7 million), while EBITDA margin improved to 37.1% from 34.4%.

Quarter on quarter, along with a 3.8% growth in consolidated Group revenues, our EBITDA margin grew by 4.8 percentage points from 32.3% to 37.1%.  This was mainly due to:
•	The increasing contribution of Group subsidiaries particularly EBITDA in Ukraine with a greater focus on profitability;
•	Lower selling, marketing and administrative expenses in Turkey.

Net finance income/(expense): In Q3 2010 we recorded net finance income of TRY72.1 million as opposed to a  finance expense of TRY1.8 million in Q3 2009. The increase in net finance income mainly arose from a TRY7.7 million translation gain recorded in Q3 2010, as opposed to a TRY69.5 million loss recorded during Q3 2009 due to decrease in translation loss as a result of UAH/ USD depreciation of 0.1% (5.0%) in Q3 2010 and increase in translation gain as a result of TRY/USD appreciation of 7.8% (3.1%) in Q3 2010.

Quarter on quarter, finance income increased to TRY72.1 million from TRY38.2 million mainly due to a change in translation gain/(loss) by TRY50.9 million to TRY7.7 million translation gain from TRY43.2million translation loss.

Share of profit of equity accounted investees: In Q3 2010 our share in the net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur and A-Tel, increased by 29.9% to TRY52.6 million year-on-year mainly due to the improved performance of Fintur’s operations in Kazakhstan.

1 EBITDA is a non-GAAP financial measure. See page 14-15 for the reconciliation of EBITDA to net cash from operating activities.

Third Quarter 2010 Results

The results of our 50%-owned subsidiary A-Tel impacted two items in our financial statements. A-Tel’s revenue generated from Turkcell, amounting to TRY12.2 million, is netted out from the selling and marketing expenses in our consolidated financial statements in proportion to our ownership. The difference between the total net impact of A-Tel and the amount netted out from selling and marketing expenses amounted to TRY11.6 million and is recorded in the ‘share of profit of equity accounted investees’ line of our financial statements.

Income tax expense: In Q3 2010 the total taxation charge slightly decreased to TRY138.6 million from TRY139.9 million in Q3 2009.  The taxation charge in Q2 2010 was TRY113.6 million.

Of the total tax charge, TRY151.2 million was related to current tax charges, while deferred tax income of TRY12.6 million was recorded.

(million TRY)	Q309	Q210	Q310	y/y % chg	q/q % chg
Current tax expense	(140.9)	(149.1)	(151.2)	7.3%	1.4%
Deferred Tax income / (expense)	1.0	35.5	12.6	1,160.0%	(64.5%)
Income Tax expense	(139.9)	(113.6)	(138.6)	(0.9)%	22.0%

Net income: Year-on-year net income increased by 12.0% to TRY556.3 million and net income margin increased by 2.9 percentage points to 23.9%, mainly due to:
•	Higher EBITDA and lower translation losses;
•	Despite increased depreciation and amortization expenses.

Compared to the previous quarter, net income increased by 31.7% and net income margin increased by 5.1 percentage points, again due to:
•	Higher EBITDA and lower translation losses;
•	Which were partially offset by higher depreciation expenses.

Total Debt: Consolidated debt amounted to TRY2,609 million as of September 30, 2010, TRY853 million of which was related to Turkcell’s Ukrainian operations. TRY1,777 million of our consolidated debt is at a floating rate and TRY605 million will mature in less than a year. We continue to maintain a strong balance sheet with a solid cash position and a debt/annual EBITDA ratio of 87.5%.

Third Quarter 2010 Results

Consolidated Cash Flow (million TRY)	Q309	Q210	Q310

EBITDA*	813.7	724.4	863.6
LESS:
Capex and License	(433.2)	(360.5)	(310.1)
Turkcell	(250.0)	(221.3)	(145.7)
Ukraine**	(43.5)	(21.7)	(2.3)
Investment & Marketable Securities	45.6	47.3	-
Net Interest Income/Expense	67.7	81.4	64.3
Other	(187.7)	(105.2)	(344.0)
Net Change in Debt	605.5	284.3	155.7
Dividends paid	-	(859.3)	-
Cash Generated	911.6	(187.6)	429.5
Cash Balance	3,915.9	4,193.0	4,622.5
(*) EBITDA is a non-GAAP financial measure. See page 14-15 for the reconciliation of EBITDA to net cash from operating activities.
(**)The appreciation of reporting currency (TRY) against USD is included in this line.

Cash Flow Analysis: Capital expenditures in Q3 2010 amounted to TRY310.1 million, of which TRY145.7 million was related to Turkcell Turkey, TRY2.3 million to our Ukrainian operations, TRY112.3 million to Superonline and TRY28.2 million to our Belarusian operations.

The other item in cash flow mainly includes the corporate tax payment of TRY145 million, TRY50 million payment to Tax Authority regarding the settlement, TRY83 million bank overdraft outflow and TRY66 million change in other working capital items.

Third Quarter 2010 Results

Operational Review in Turkey

Operational Data	Q309	Q210	Q310	y/y % chg		q/q % chg

Number of total subscribers (million)	36.0	33.9	33.9	(5.8%)		-
Number of postpaid subscribers (million)	9.1	9.8	9.9	8.8%		1.0%
Number of prepaid subscribers (million)	26.9	24.2	24.0	(10.8%)		(0.8%)

ARPU (Average Monthly Revenue per User), blended (US$)	13.2	12.7	13.5	2.3%		6.3%
ARPU, postpaid (US$)	28.1	26.5	27.1	(3.6%)		2.3%
ARPU, prepaid (US$)	8.4	7.4	7.9	(6.0%)		6.8%

ARPU, blended (TRY)	19.7	19.4	20.4	3.6%		5.2%
ARPU, postpaid (TRY)	41.8	40.5	41.0	(1.9%)		1.2%
ARPU, prepaid (TRY)	12.5	11.2	12.0	(4.0%)		7.1%

Churn (%)	10.2%	9.8%	8.9%	(1.3	pp)	(0.9	pp)
MOU (Average Monthly Minutes of usage per subscriber), blended	148.6	171.0	197.1	32.6%		15.3%

Subscribers: Our subscriber base in Turkey totaled 33.9 million and remained flat compared to Q2 2010.

During this quarter, our focus on the postpaid segment continued while we saw a slowdown in the contraction of the prepaid subscriber base. In 3Q 2010, our postpaid subscribers increased by 8.8% year-on-year to 9.9 million (9.1 million).  Of the total subscribers, the share of postpaid improved to 29.2%, up from 25.3% a year ago, with 92,000 net additions during the quarter demonstrating the success of our value focused subscriber acquisition approach.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers. In 3Q 2010, our churn rate decreased to 8.9%, down from 10.2% during the same period of 2009, mainly due to the decreasing involuntary churn of prepaid subscribers with increasing loyalty incentives.

MoU: Our blended minutes of usage per subscriber (“MoU”) increased by 32.6% to 197.1 minutes compared to Q3 2009 driven by the attractive tariff and campaign offers.

ARPU: Blended average revenue per user (“ARPU”) in TRY terms increased by 3.6% year-on-year to TRY20.4 despite decreasing interconnection rates. The increase in ARPU was mainly due to the increasing mobile internet revenues and our successful mobile marketing activities as well as our value focus.

Postpaid ARPU in TRY terms was TRY41.0, a 1.9% decrease year-on-year. Prepaid ARPU in TRY terms declined by 4.0% to TRY12.0 in 3Q 2010 compared to the same period of last year.

Third Quarter 2010 Results

The decrease in postpaid and prepaid ARPU was due to the negative impact of declining MTRs and the reduction on maximum price cap, while the decline in postpaid ARPU was also impacted from the increase in prepaid to postpaid switch numbers.

Other Domestic and International Operations

Superonline

Superonline, our wholly owned subsidiary, is providing fixed broadband services by investing in the build up of a fiber-optic network.

Summary data for Superonline	Q309	Q210	Q310	y/y % chg		q/q % chg

Revenue (TRY million)	68.8	80.9	91.0	32.3%		12.5%
EBITDA1 (TRY million)	4.5	10.5	11.2	148.9%		6.7%
EBITDA margin	6.6%	13.0%	12.3%	5.7	pp	(0.7	pp)
Capex (TRY million)	62.3	65.8	112.3	80.3%		70.7%

1 EBITDA is a non-GAAP financial measure. See page 14 for the reconciliation of Superonline’s EBITDA to net cash from operating activities.

•	As of Q3 2010, Superonline’s fiber-optic network extended to 480,000 home passes (HP) and reached 18,400 km. Superonline’s share in Turkcell’s transmission costs reached 42% in Q3 2010.

•	Superonline recorded 32.3% year-on-year revenue growth in 3Q 2010 driven by the increase in residential and corporate segment revenues as well as increasing share in Turkcell’s transmission costs.

•	In Q3 2010, Superonline’s EBITDA tripled compared to a year ago mainly due to increase in share of data revenue within total revenue as a result of higher subscriber base with extended fiber roll-out.

•	We expect Superonline’s contribution to Turkcell’s financials to continue to improve and record double digit EBITDA margin in 2010 year end.

•	On the regulatory front, we have seen some improvement, yet the challenges on the effective implementation of fixed number portability and naked ADSL remain.

Third Quarter 2010 Results

Astelit

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

Summary data for Astelit	Q309	Q210	Q310	y/y % chg		q/q % chg
Number of subscribers (million)
Total	11.8	11.7	9.8	(16.9%)		(16.2%)
Active (3 months)1	7.8	8.0	6.3	(19.2%)		(21.3%)

MoU (minutes)	153.5	157.5	167.0	8.8%		6.0%

Average Revenue per User(ARPU) in US$
Total	2.6	2.5	2.6	-		4.0%
Active (3 months)	3.8	3.7	4.3	13.2%		16.2%

Revenue (UAH million)	730.7	709.3	670.6	(8.2%)		(5.5%)

Revenue (US$ million)	93.2	89.5	84.9	(8.9%)		(5.1%)
EBITDA2 (US$ million)	7.4	20.3	21.5	190.5%		5.9%
EBITDA margin	7.9%	22.7%	25.3%	17.4	pp	2.6	pp
Net Loss (US$ million)	(42.5)	(17.1)	(26.4)	(37.9%)		54.4%
Capex (US$ million)	31.9	12.9	5.0	(84.3%)		(61.2%)

1Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
2EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds 100% stake in Astelit.

•	During this period, we continued to see successful results due to our focus on profitability and contribution of the improving macroeconomic environment.

•	In Q3 2010, we closed down our non-profitable carrier business line and continued our focus on higher ARPU generating subscribers, rather than growing our subscriber share in the market.

•
The  close down of the carrier business line and declining interconnect rates resulted in a decrease in  Astelit’s revenues  by 8.9% to $84.9 million compared to 3Q 2009. In local currency terms, revenues in Q3 2010 decreased by 8.2% year-on-year.

•
In Q3 2010, Astelit’s EBITDA tripled compared to a year ago thanks to its commitment to a turnaround strategy and effective cost control initiatives. Astelit’s EBITDA margin increased to 25.3% from 7.9% in the same period of last year. The main drivers of this increase were the tariff redesigns to decrease interconnection costs and cost cutting measures. We expect Astelit to achieve a double digit EBITDA margin in 2010.

•	During the quarter, Astelit’s definition of active subscriber is being modified, negatively impacting the number of registered and three-month active subscribers. The number of

Third Quarter 2010 Results

registered and three-month active subscribers were 9.8 million and 6.3 millon, respectively.

•	The 3-month active ARPU increased by 13.2% year-on-year mainly due to a decline in the number of active subscribers along with the change in the active subscriber definition.

•	MoU increased by 8.8% to 167.0 minutes year-on-year.

Fintur

Turkcell holds a 41.45% stake in Fintur and through Fintur has interests in mobile operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

FINTUR	Q309	Q210	Q310	y/y % chg	q/q % chg
Subscriber (million)
Kazakhstan	7.1	7.8	8.4	18.3%	7.7%
Azerbaijan	3.7	4.2	4.1	10.8%	(2.4%)
Moldova	0.6	0.7	0.8	33.3%	14.3%
Georgia	1.6	1.9	1.9	18.8%	-
TOTAL	13.0	14.6	15.2	16.9%	4.1%
Revenue (US$ million)
Kazakhstan	223	249	272	22.0%	9.2%
Azerbaijan	132	122	133	0.8%	9.0%
Moldova	17	16	18	5.9%	12.5%
Georgia	47	40	39	(17.0%)	(2.5%)
Other*	1	-	(2)	n/m	n/m
TOTAL	420	428	460	9.5%	7.5%
(*)Includes intersegment eliminations

(TRY million)	Q309	Q210	Q310	y/y % chg	q/q % chg
Fintur’s contribution to Turkcell Group’s net income	61.3	54.9	65.8	7.3%	19.9%

Fintur’s subscriber base continued to grow in 3Q 2010. The total number of subscribers increased by 16.9% to 15.2 million compared to the same period last year driven by strong net additions in Kazakhstan. Fintur’s consolidated revenue increased by 9.5% year-on-year to $460 million in Q3 2010 mainly driven by a 22.0% increase in revenues of our operation in Kazakhstan along with a strong subscriber acquisition and an improved macroeconomic environment.

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income increased to TRY65.8 million ($43.7 million) in 3Q 2010, from TRY61.3 million ($41.1 million) a year ago.

Third Quarter 2010 Results

Reconciliation of Non-GAAP Financial Measures
We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).
EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL
$ million	Q309	Q210	Q310	y/y % chg	q/q % chg
EBITDA	545.4	474.1	570.7	4.6%	20.4%
Income Tax Expense	(93.8)	(74.2)	(91.4)	(2.6%)	23.2%
Other operating income/(expense)	7.0	(5.3)	(0.2)	(102.9%)	(96.2%)
Finance income	(0.5)	(3.4)	(1.1)	120.0%	(67.6%)
Finance expense	(26.9)	(13.2)	(25.1)	(6.7%)	90.2%
Net increase/(decrease) in assets and liabilities	86.1	(21.9)	(36.9)	(142.9%)	68.5%
Net cash from operating activities	517.3	356.0	416.0	(19.6%)	16.9%

Superonline
TRY million	Q309	Q210	Q310	y/y % chg	q/q % chg
EBITDA	4.5	10.5	11.2	148.9%	6.7%
Other operating income/(expense)	0.3	0.4	0.6	100.0%	50.0%
Finance income	(3.7)	1.5	15.9	(529.7%)	960.0%
Finance expense	0.5	(7.3)	(27.2)	(5,540.0%)	272.6%
Net increase/(decrease) in assets and liabilities	(11.2)	(9.0)	20.8	(285.7%)	(331.1%)
Net cash from operating activities	(9.6)	(3.9)	21.3	(321.9%)	(646.2%)

Third Quarter 2010 Results

EUROASIA (Astelit)
$ million	Q309	Q210	Q310	y/y % chg	q/q % chg
EBITDA	7.4	20.3	21.5	190.5%	5.9%
Other operating income/(expense)	2.1	0.3	-	-	-
Finance income	0.2	0.2	0.2	0.0%	0.0%
Finance expense	(0.2)	(11.4)	(6.2)	3,000.0%	(45.6%)
Net increase/(decrease) in assets and liabilities	13.2	(5.6)	(5.7)	(143.2%)	1.8%
Net cash from operating activities	22.7	3.9	9.8	(56.8%)	151.3%

Turkcell Group Subscribers

We had approximately 60.4 million subscribers as of September 30, 2010. This figure is calculated by taking the number of subscribers in Turkcell and each of our subsidiaries and unconsolidated investees. This figure includes the total number of mobile subscribers in Astelit, BeST, in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”) and Fintur. In the past, when presenting our total group subscribers, we have presented this figure on a proportional basis, adjusted to reflect our ownership interest in each subsidiary. We believe that presenting total subscribers is a good indicator of our Group's reach and intend to use this new method of calculation going forward.

During the third quarter, Turkcell Group subscribers declined by 1.6 million compared to the previous quarter.  This was resulted mainly from changes at Astelit in Ukraine and BeST in Belarus.

Astelit’s definition of active subscriber is being modified to churn out any subscriber whose only activity is the receipt of bulk SMSs or call forwarding. Astelit will no longer maintain such subscribers. The total change in Astelit’s registered subscribers at the end of 3Q 2010 as compared to Q2 is a decrease from approximately 11.7 million to approximately 9.8 million and in active three-month subscribers from approximately 8.0 million to approximately 6.3 million.

BeST’s definition of registered subscriber is being modified to churn out any subscriber not refilling the account for more than six months. BeST’s previous registered subscriber definition retained subscribers for 13 months after their last refill. As a result, the impact of the change on BeST’s registered subscribers at the end of 3Q 2010 is a decrease from approximately 1.5 million to approximately 1.2 million and on active three-month subscribers from approximately 1.3 million to approximately 1.2 million.

On a separate note, the Telecommunications Authority has implemented a new “active subscriber” definition for prepaid subscribers in the Turkish market effective as of October 1, and we are aligning our definition with the Telecommunication Authority’s. Under the new definition, the definition of active subscriber will lengthen the duration of prepaid churn to nine months from seven months.  We estimate that there will be a one time impact resulting

Third Quarter 2010 Results

from this change, which will reduce the number of churning subscribers in 2011 due to a longer duration to churn.

Turkcell Group Subscribers (million)	Q309	Q210	Q310	y/y % chg	q/q % chg

Turkcell	36.0	33.9	33.9	(5.8%)	-
Ukraine	11.8	11.7	9.8	(16.9%)	(16.2%)
Fintur	13.0	14.6	15.2	16.9%	4.1%
Northern Cyprus	0.3	0.3	0.3	-	-
Belarus	0.8	1.5	1.2	50.0%	(20.0%)
TURKCELL GROUP	61.9	62.0	60.4	(2.4%)	(2.6%)

Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe" or "continue."

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2009 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

Third Quarter 2010 Results

ABOUT TURKCELL
Turkcell is the leading communications and technology company in Turkey with 33.9 million postpaid and prepaid customers and a market share of approximately 55% as of September 30, 2010 (Source: Our estimations, operator’s and the Telecommunication Authority’s announcements).  Turkcell provides high quality data and voice services to approximately 90% of the Turkish population through its 3G technology supported network and to 99.07% of the Turkish population through its 2G technology supported network. Turkcell reported TRY2.3 billion ($1.5 billion) net revenue for the period ended September 30, 2010 and its total assets reached TRY14.5 billion ($10.0 billion) as of September 30, 2010.  Turkcell has become one of the first operators among the global operators to have implemented HSDPA+ and to reach to 42.2 Mbps speed with HSPA multi carrier solution. Turkcell is a leading regional player and has interests in international mobile operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine which, together with its Turkish operations, had approximately 60.4 million subscribers as of September 30, 2010. Turkcell has been listed on the NYSE and the ISE since July 2000 and is the only NYSE-listed company in Turkey and is among the top 15% of companies listed on NYSE by its size as of October 2010.  51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Holding, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.01% by others while the remaining 33.55% is free float.

For further information please contact Turkcell

Corporate Affairs
Koray Öztürkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor and International	Filiz Karagul Tuzun,
Media Relations	Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email: nihat.narin@turkcell.com.tr	Email: filiz.karagul@turkcell.com.tr
investor.relations@turkcell.com.tr

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2010	2010	2009	2010

Consolidated Statement of Operations Data
Revenues
Communication fees	2,291.0	2,124.7	2,210.3	6,411.5	6,492.7
Commission fees on betting business	10.5	9.7	10.3	43.1	30.8
Monthly fixed fees	15.2	28.7	34.8	49.9	82.5
Simcard sales	9.9	15.0	6.1	28.4	28.1
Call center revenues and other revenues	41.4	63.1	65.9	142.9	183.3
Total revenues	2,368.0	2,241.2	2,327.4	6,675.8	6,817.4
Direct cost of revenues	(1,246.9)	(1,220.6)	(1,272.5)	(3,448.1)	(3,770.6)
Gross profit	1,121.1	1,020.6	1,054.9	3,227.7	3,046.8
Administrative expenses	(100.8)	(137.6)	(120.6)	(299.2)	(382.6)
Selling & marketing expenses	(430.9)	(436.3)	(379.3)	(1,259.4)	(1,207.3)
Other Operating Income / (Expense)	10.4	(6.4)	(2.0)	7.9	(48.7)

Operating profit before financing costs	599.8	440.3	553.0	1,677.0	1,408.2
Finance costs	(103.0)	(68.1)	(29.7)	(265.6)	(148.0)
Finance income	101.2	106.3	101.8	381.0	324.3
Share of profit of equity accounted investees	40.5	45.1	52.6	79.5	143.9
Income before taxes and minority interest	638.5	523.6	677.7	1,871.9	1,728.4
Income tax expense	(139.9)	(113.6)	(138.6)	(412.1)	(378.8)
Income before minority interest	498.6	410.0	539.1	1,459.8	1,349.6
Non-controlling interests	(1.8)	12.3	17.2	(11.0)	46.5
Net income	496.8	422.3	556.3	1,448.8	1,396.1

Net income per share	0.225890	0.191955	0.252870	0.658561	0.634610

Other Financial Data

Gross margin	47%	46%	45.3%	48%	40%
EBITDA(*)	813.7	724.4	863.6	2,296.5	2,299.3
Capital expenditures	433.2	360.5	310.1	2,026.8	1,037.2

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,915.9	4,193.0	4,622.5	3,915.9	4,622.5
Total assets	13,153.0	14,071.5	14,496.4	13,153.0	14,496.4
Long term debt	830.7	1,673.7	2,003.9	830.7	2,003.9
Total debt	1,722.4	2,664.4	2,609.0	1,722.4	2,609.0
Total liabilities	4,605.9	5,331.5	5,174.4	4,605.9	5,174.4
Total shareholders’ equity / Net Assets	8,547.1	8,740.0	9,322.0	8,547.1	9,322.0

** For further details, please refer to our consolidated financial statements and notes as at 30 September 2010 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2010	2010	2009	2010

Consolidated Statement of Operations Data
Revenues
Communication fees	1,536.3	1,391.4	1,462.0	4,101.2	4,281.3
Commission fees on betting business	7.0	6.4	6.8	27.1	20.4
Monthly fixed fees	10.2	18.8	23.0	31.7	54.3
Simcard sales	6.6	10.0	4.0	18.2	18.6
Call center revenues and other revenues	27.8	41.1	43.8	90.7	120.9
Total revenues	1,587.9	1,467.7	1,539.6	4,268.9	4,495.5
Direct cost of revenues	(836.4)	(799.0)	(842.9)	(2,208.4)	(2,487.1)
Gross profit	751.5	668.7	696.7	2,060.5	2,008.4
Administrative expenses	(67.6)	(90.0)	(79.8)	(191.1)	(252.1)
Selling & marketing expenses	(289.0)	(286.1)	(251.0)	(804.7)	(796.3)
Other Operating Income / (Expense)	7.0	(4.4)	(1.3)	5.3	(32.1)

Operating profit before financing costs	401.9	288.2	364.6	1,070.0	927.9
Finance costs	(70.5)	(44.8)	(20.0)	(173.1)	(98.1)
Finance income	69.3	69.7	67.3	242.2	214.1
Share of profit of equity accounted investees	27.2	29.6	35.0	52.0	95.0
Income before taxes and minority interest	427.9	342.7	446.9	1,191.1	1,138.9
Income tax expense	(93.8)	(74.2)	(91.4)	(261.4)	(249.5)
Income before minority interest	334.1	268.5	355.5	929.7	889.4
Non-controlling interests	(1.2)	8.0	11.5	(6.8)	30.8
Net income	332.9	276.5	367.0	922.9	920.2

Net income per share	0.151330	0.125678	0.166817	0.419515	0.418289

Other Financial Data

Gross margin	47%	46%	45%	48%	45%
EBITDA(*)	545.4	474.1	570.7	1,466.3	1,515.5
Capital expenditures	326.1	220.8	253.0	1,367.6	714.7

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	2,642.3	2,662.7	3,185.3	2,642.3	3,185.3
Total assets	8,875.2	8,936.0	9,989.3	8,875.2	9,989.3
Long term debt	560.5	1,062.9	1,380.8	560.5	1,380.8
Total debt	1,162.2	1,692.0	1,797.8	1,162.2	1,797.8
Total liabilities	3,107.9	3,385.7	3,565.6	3,107.9	3,565.6
Total equity	5,767.3	5,550.3	6,423.7	5,767.3	6,423.7

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 14-15
** For further details, please refer to our consolidated financial statements and notes as at 30 September 2010 on our web site.

TURKCELL ILETISIM HIZMETLERI A.S.
CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2009	2010	2010	2009	2010

Consolidated Statement of Operations Data
Revenues
Communication fees	2,291.0	2,124.7	2,210.3	6,411.5	6,492.7
Commission fees on betting business	10.5	9.7	10.3	43.1	30.8
Monthly fixed fees	15.2	28.7	34.8	49.9	82.5
Simcard sales	9.9	15.0	6.1	28.4	28.1
Call center revenues and other revenues	41.4	63.1	65.9	142.9	183.3
Total revenues	2,368.0	2,241.2	2,327.4	6,675.8	6,817.4
Direct cost of revenues	(1,243.2)	(1,217.7)	(1,269.0)	(3,436.5)	(3,761.4)
Gross profit	1,124.8	1,023.5	1,058.4	3,239.3	3,056.0
Administrative expenses	(100.8)	(137.6)	(120.6)	(299.2)	(382.6)
Selling & marketing expenses	(430.9)	(436.3)	(379.3)	(1,259.4)	(1,207.3)
Other Operating Income / (Expense)	9.8	(6.9)	(2.8)	8.0	(49.9)

Operating profit before financing costs	602.9	442.7	555.7	1,688.7	1,416.2
Finance costs	(103.0)	(68.1)	(29.7)	(265.6)	(148.0)
Finance income	101.2	106.3	101.8	381.0	324.3
Share of profit of equity accounted investees	40.5	45.1	52.6	79.5	143.9
Income before taxes and minority interest	641.6	526.0	680.4	1,883.6	1,736.4
Income tax expense	(140.4)	(113.1)	(140.1)	(414.6)	(380.4)
Income before minority interest	501.2	412.9	540.3	1,469.0	1,356.0
Non-controlling interests	(1.8)	12.3	17.3	(11.1)	46.5
Net income	499.4	425.2	557.6	1,457.9	1,402.5

Net income per share	0.226996	0.193212	0.253450	0.662691	0.637509

Other Financial Data

Gross margin	48%	46%	45%	49%	45%
EBITDA(*)	813.7	724.4	863.6	2,297.0	2,299.3
Capital expenditures	433.2	360.5	310.1	2,026.8	1,037.2

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,915.9	4,193.0	4,622.5	3,915.9	4,622.5
Total assets	13,090.4	14,021.4	14,449.0	13,090.4	14,449.0
Long term debt	830.7	1,673.7	2,003.9	830.7	2,003.9
Total debt	1,722.4	2,664.4	2,609.0	1,722.4	2,609.0
Total liabilities	4,594.9	5,321.9	5,166.3	4,594.9	5,166.3
Total shareholders’ equity / Net Assets	8,495.5	8,699.5	9,282.7	8,495.5	9,282.7

** For further details, please refer to our consolidated financial statements and notes as at 30 September 2010 on our web site.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 4, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 4, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations – Division Head